Exhibit 8.1



KNUDSEN, BERKEIMER, RICHARDSON & ENDACOTT
ATTORNEYS AT LAW
1000 NBC CENTER
LINCOLN, BEBRASKA 68508-1474
TELEPHONE (402) 475-7011
FACSIMILE (402) 475-8912





                        December 8, 1994





Stockholders and Board of Directors
Standard Bancorporation, Inc.
c/o W. Grant Gregory
375 Park Avenue
Suite 307
New York, NY 10152

          Re:  Certain Federal Income Tax Consequences of Merger

Gentlemen:

          You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Standard Bancorporation, Inc., a Nebraska corporation ("SBI"), with and into Fourth Financial Corporation ("Fourth"), a Kansas corporation, pursuant to an Agreement and Plan of Reorganization dated as of September 2, 1994 (as amended December 7, 1994), by and between SBI, Fourth and all of the Stockholders of SBI, including Chris J. Murphy (the "Agreement"), and a related Agreement and Articles of Merger between SBI and Fourth (the "SBI Merger Agreement"). Unless otherwise defined, capitalized terms used herein have the meanings assigned to them in the Agreement.

          The Agreement provides that at the Effective Time, SBI will be merged with and into Fourth in accordance with the laws of the State of Nebraska and the State of Kansas. As a result of the Merger, the separate corporate existence, identity, and organization of SBI, except as specifically provided by law and the Agreement, will cease. Fourth will be the surviving corporation of the Merger and will succeed to and possess all the assets, properties, powers, privileges, rights, and immunities of SBI and will be subject to all liabilities, obligations, limitations, and duties of SBI as described in the Agreement. By virtue of the Merger, the shares of SBI Capital Stock will be converted to shares of Fourth Stock as set forth in the Agreement. No fractional shares of Fourth Stock will be issued. Except for cash paid to shareholders of SBI in lieu of fractional shares, no cash will be paid to holders of SBI Capital Stock in consideration for the exchange of their shares pursuant to the Merger.

          In delivering our opinion, we have reviewed the Agreement and have assumed that the representations and warranties therein are and will remain true, correct and complete and that the parties have complied with and will continue to comply with the covenants therein. We have assumed that all of the Fourth Stock will be issued in exchange for SBI Capital Stock and that no Fourth Stock will be issued for dividend arrearages on the SBI Preferred Stock. We have assumed that the Merger will be consummated in accordance with the terms and conditions of the Agreement and the SBI Merger Agreement. In addition, we have reviewed the Proxy Statement-Prospectus of Fourth and SBI to be filed with the Securities and Exchange Commission (the "SEC") in an S-4 Registration Statement, and have assumed that the statements therein are and will remain true, correct and complete. We have requested, received and expressly rely on, representations from the Stockholders of SBI and from the management of SBI and Fourth.

          Based upon the foregoing, and assuming the Merger is consummated in accordance with the terms of the Agreement, we are of the opinion that for federal income tax purposes:

          1. The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. SBI and Fourth will each be a "party to a reorganization" within the meaning of
Section 368(b) of the Code.

          2. The SBI Stockholders will recognize no gain or loss upon the exchange of SBI Capital Stock solely for Fourth Stock.
Section 354(a)(1) of the Code.

          3. The basis of the Fourth Stock to be received by the SBI Stockholders solely in exchange for SBI Capital Stock will be the same as the basis of SBI Capital Stock surrendered in exchange therefor. Section 358(a)(1) of the Code.

          4. The holding period of the Fourth Stock to be received by the SBI Stockholders will include, in each instance, the period during which the SBI Capital Stock surrendered in exchange therefor was held, provided that the SBI Capital Stock is a capital asset in the hands of the SBI Stockholders on the date of the Merger. Section 1223(1) of the Code.

          5. A Stockholder of SBI who receives cash in lieu of a fractional share interest of Fourth Stock will be treated as receiving a distribution in full payment in exchange for his or her fractional share interest provided the redemption is not essentially equivalent to a dividend.

          The foregoing opinions do not and are not intended to cover all of the possible federal income tax consequences of the Merger. Further, no opinions are expressed as to the tax consequences of the transactions contemplated by the Agreement, if any, under applicable foreign, state and local tax laws. Moreover, the foregoing opinions are based on existing law and interpretations. There can be no assurance that existing Code provisions will not be amended, and, if amended, will not be made retroactive. In such event the opinions herein expressed may be adversely affected. We assume no responsibility with respect to any such legislative changes or interpretations thereof. Moreover, we assume no responsibility for any material changes in the facts or the Agreement from the date hereof that would render the foregoing opinions inaccurate; however, as of this date nothing has come to our attention that would indicate there will be a material change in facts or the Agreement between the date of this letter and consummation of the Merger.

          We consent to the filing of this opinion as an exhibit to the Proxy Statement-Prospectus and to the reference to Knudsen, Berkheimer, Richardson & Endacott, under the caption "The Agreement and Proposed Merger--Certain Federal Income Tax Consequences" in the Proxy Statement-Prospectus and the Registration Statement.

          We are delivering this opinion solely for the benefit of the addressees hereof with the understanding that, without our prior written consent, it will not be made available to any other person, firm, corporation or other entity.

                        Very truly yours,

                        /s/KNUDSEN, BERKHEIMER, RICHARDSON &
ENDACOTT

                        KNUDSEN, BERKHEIMER, RICHARDSON & ENDACOTT

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